Pamela Poland Chen, Esq. To Call Writer Directly: +1 212 341 7825 pamela.chen@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

March 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin

Re:	TCW Private Asset Income Fund

Registration Statement on Form N-2 (File Nos. 333-282150; 811-24002)

Dear Ladies and Gentlemen:

On behalf of TCW Private Asset Income Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2, filed on March 4, 2025 (File Nos. 333-282150; 811-24002) (the “Registration Statement”), in telephonic correspondence on March 6, 2025 from Lisa N. Larkin of the Staff to Pamela Poland Chen of Kirkland & Ellis LLP, outside counsel to the Fund.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Cover Page

1.	Please reinsert pages i and ii of the cover pages to the Prospectus.

Response:

The Fund will reinsert the requested pages, which were inadvertently deleted, in the definitive Prospectus filing to be made pursuant to Rule 424 under the Securities Act of 1933, as amended (the “Definitive Prospectus”).

Page 14 – Summary of Fees and Expenses

2.	Please note that the “management fee waiver” disclosed in the summary fee table is defined in the Prospectus as the “Contractual Fee Waiver.” Please clarify or conform defined terms.

Response:

The Fund will redefine the term “Contractual Fee Waiver” as “Management Fee Waiver” in the Definitive Prospectus and conform disclosure as between this defined term and the usage of the term in the summary fee table.

Page 83 – Anti-Takeover and Other Provisions in the Declaration and Agreement of Trust

3.

Please clarify that the disclosure added in response to Comment #1 to the correspondence dated February 26, 2025 in response to the Staff’s comments on Pre-Effective Amendment No. 2 to the Registration Statement is applicable to direct claims arising under the federal securities laws in addition to derivative claims under the federal securities laws.

Response:

The Fund will add the following disclosure, in bold and underline below, to the Definitive Prospectus:

“The Declaration of Trust provides that a Shareholder may not bring a derivative action on behalf of the Fund unless: (a) the Shareholder makes a pre-suit demand upon the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust); (b) Shareholders eligible to bring such derivative action who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding join in the request for the Trustees to commence such action (the “10% Threshold”); and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. The Declaration of Trust further provides that a Shareholder may not bring a general direct action unless: (a) the Shareholder or Shareholders have obtained authorization from the Trustees to bring the subject action (unless an effort to cause the Trustees to bring such an action is not likely to succeed as determined under the terms of the Declaration of Trust), (b) Shareholders eligible to bring such action represent the 10% Threshold and (c) the Trustees are afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim. In each case of a derivative action and general direct action, the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action (the “Shareholder Undertaking”). The provisions of the Declaration of Trust regarding the 10% Threshold and the Shareholder Undertaking, as they relate to derivative actions and general direct actions, do not apply to claims arising under the federal securities laws.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 341-7825 (or by email at pamela.chen@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Pamela Poland Chen, Esq.
Pamela Poland Chen

cc:	Peter Davidson, Esq., TCW Asset Backed Finance Management Company LLC

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